UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Witness Systems, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

97742410K (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

Item 1.	(a)	Name of Issuer: Witness Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 300 Colonial Center Parkway, Roswell, GA 30076

Item 2.	(a)

Name of Person Filing:

Battery Ventures IV, L.P. (“Battery Ventures”), Battery Partners IV, LLC (“Battery Partners”), Battery Investment Partners IV, LLC, (“Battery Investment Partners”), Richard D. Frisbie (“Frisbie”), Oliver D. Curme (“Curme”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”) and Todd A. Dagres (“Dagres”). Frisbie, Curme, Crotty, Lawler and Dagres are the sole member managers of Battery Partners, the sole general partner of Battery Ventures. Battery Investment Partners invests alongside Battery Ventures in all investments made by Battery Ventures. Frisbie is the sole manager of Battery Investment Partners. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Battery Ventures, Battery Partners, Battery Investment Partners, Frisbie, Curme, Crotty, Lawler and Dagres is c/o Battery Ventures, 20 William Street, Wellesley, MA 02481.

Item 4.		Ownership: NOT APPLICABLE.

Item 5.

Ownership of Five Percent or Less of a Class:

Each Reporting Person has ceased to beneficially own more than 5% of the outstanding Common Stock of Witness Systems, Inc.

All remaining items from Schedule 13G dated as of February 12, 2003 and filed on behalf of the Reporting Persons with respect to the Common Stock of Witness Systems, Inc. remains unchanged.

Page 2 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004		BATTERY VENTURES IV, L.P.

		By:	BATTERY PARTNERS IV, LLC

			By:	/s/ Thomas J. Crotty
Member Manager

BATTERY PARTNERS IV, LLC

		By:	/s/ Thomas J. Crotty
Member Manager

BATTERY INVESTMENT PARTNERS IV, LLC

		By:	/s/ Thomas J. Crotty
Manager

* Richard D. Frisbie

* Oliver D. Curme

/s/ Thomas J. Crotty Thomas J. Crotty

* Kenneth P. Lawler

* Todd A. Dagres

*By:	/s/ Thomas J. Crotty

Name:	Thomas J. Crotty

Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney which is incorporated herein by reference and a copy of which is attached hereto as Exhibit II.

Page 3 of 6 pages

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Witness Systems, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 11, 2004		BATTERY VENTURES IV, L.P.

		By:	BATTERY PARTNERS IV, LLC

			By:	/s/ Thomas J. Crotty
Member Manager

BATTERY PARTNERS IV, LLC

		By:	/s/ Thomas J. Crotty
Member Manager

BATTERY INVESTMENT PARTNERS IV, LLC

		By:	/s/ Thomas J. Crotty
Manager

* Richard D. Frisbie

* Oliver D. Curme

/s/ Thomas J. Crotty Thomas J. Crotty

* Kenneth P. Lawler

* Todd A. Dagres

*By:	/s/ Thomas J. Crotty

Name:	Thomas J. Crotty

Attorney-in-Fact

This Agreement was executed pursuant to a Power of Attorney which is incorporated herein by reference and a copy of which is attached hereto as Exhibit II.

Page 4 of 6 pages

Exhibit II

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Oliver D. Curme, Richard D. Frisbie, Thomas J. Crotty, Christopher Hanson, Christopher C. Schiavo, Howard S. Rosenblum and Kimberley J. Kaplan-Gross, and any one of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, until revoked in writing, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed in any and all capacities, including but not limited to his capacity as a general partner of Battery Partners III, L.P., in his capacity as a member manager of Battery Partners IV, LLC, or in his capacity as a managing member of Battery Partners V, LLC, Battery Convergence Partners, LLC, or Battery Partners VI, LLC, with respect to securities held by such signatory as a result of his relationship with any of the foregoing entities or with Battery Ventures III, L.P., Battery Ventures IV, L.P., Battery Ventures V, L.P., Battery Ventures Convergence Fund, L.P. or Battery Ventures VI, L.P., pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of June, 2003.

/s/ Richard D. Frisbie

Richard D. Frisbie

/s/ Howard Anderson

Howard Anderson

/s/ Oliver D. Curme

Oliver D. Curme

/s/ Thomas J. Crotty

Thomas J. Crotty

/s/ Kenneth P. Lawler

Kenneth P. Lawler

Page 5 of 6 pages

/s/ Todd A. Dagres

Todd A. Dagres

/s/ Morgan M. Jones

Morgan M. Jones

/s/ Ravi Mohan

Ravi Mohan

/s/ Mark H. Sherman

Mark H. Sherman

/s/ Scott R. Tobin

Scott R. Tobin

/s/ R. David Tabors

R. David Tabors

Page 6 of 6 pages